

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

January 31, 2008

Mr. Gary L. Castagna
Chief Financial Officer
Amcol International Corp.
1500 West Shure Drive
Arlington Heights, IL 60004-7803

> **Re:**   **Amcol International Corp.**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed March 16, 2007**
> **File No. 1-14447**

Dear Mr. Castagna:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Brad Skinner
Senior Assistant
Chief Accountant